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April 30, 2014	James M. Forbes 617-235-4765
James.Forbes@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Dear Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(1) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 172 to the Trust’s Registration Statement under the Securities Act and Amendment No. 215 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 172/215”), including: (i) a GMO Trust Prospectus and Statement of Additional Information (relating to thirty-five of the forty-one series of the Trust); (ii) a Supplement Regarding Multiple Classes; and (iii) other information, the signature page, and exhibits. The other series of the Trust are offered through separate prospectuses or private placement memoranda and statements of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.

This Amendment No. 172/215 is being filed in connection with the Trust’s annual update of its Registration Statement. Pursuant to the provisions of Rule 485(a)(1) under the Securities Act, it is intended that this Amendment No. 172/215 become effective on June 30, 2014.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at 617-235-4765.

Very truly yours,

/s/ James M. Forbes
James M. Forbes

Enclosures

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq. Elizabeth J. Reza, Esq.